NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 23, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 11, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between TODCO and Hercules Offshore, Inc. became effective on July 11, 2007. Each share of Common Stock of TODCO was converted into 0.979 of a share of Common Stock of Hercules Offshore, Inc. and $ 16.00 in cash for each share of Common Stock of TODCO held. TODCO stockholders had the ability to elect all cash or all shares of Hercules common stock as merger consideration, subject to proration based on the maximum aggregate cash and number of shares of Hercules common stock using the ‘Merger Terms’ described above as applied to the number of outstanding shares of TODCO common stock immediately prior to the effective date of the merger. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 12, 2007.